UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-33067
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, NJ 07890

SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

Selective Insurance Retirement Savings Plan
* Schedules required by Form 5500 that are not applicable have been omitted.

Report of Independent Registered Public Accounting Firm
To the Salary and Employee Benefits Committee of Selective Insurance Company of America:
We have audited the accompanying statements of net assets available for plan benefits of the Selective Insurance Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4 (i) — Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.
/s/ KPMG LLP
New York, New York
June 20, 2008

Selective Insurance Retirement Savings Plan
Statements of Net Assets
Available for Plan Benefits
as of December 31, 2007 and 2006

	2007	2006
Plan Assets:

Investments, at fair value (Note 3)
Mutual funds	$135,761,180	121,170,595
Common trust fund	19,096,715	17,771,845
Selective Insurance Group, Inc. common stock	4,103,543	5,415,184
Participant loans receivable	2,568,598	2,204,343
Participant self-directed investments	118,570	—

Total investments at fair value	161,648,606	146,561,967

Employer contribution receivable (Note 5)	1,334,735	56,014

Net assets available for benefits at fair value	162,983,341	146,617,981

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(112,869)	152,353

Net assets available for plan benefits	$162,870,472	146,770,334

See accompanying notes to financial statements.

Selective Insurance Retirement Savings Plan
Statement of Changes in Net Assets
Available for Plan Benefits
Year ended December 31, 2007

Additions to net assets attributable to:
Investment income:
Net depreciation in fair value of investments (Note 3)	$(2,393,182)
Dividends	8,690,732
Interest	1,472,071
Participant loan interest	180,053

Net investment income	7,949,674
Contributions:
Participants	10,196,148
Participant rollovers	2,967,107
Employer (net of forfeitures of $261,577) (Note 5)	6,691,325

Total contributions	19,854,580

Total additions	27,804,254

Deductions from net assets attributable to:
Distributions to participants	(11,704,116)

Total deductions	(11,704,116)

Net increase in net assets available for plan benefits	16,100,138

Net assets available for plan benefits at beginning of year	146,770,334

Net assets available for plan benefits at end of year	$162,870,472

See accompanying notes to financial statements.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Plan Description

The following description of the Selective Insurance Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
(a)	General

The Plan was originally established effective July 1, 1980 and most recently had an amendment effective January 29, 2008 that did not have a significant impact on the Plan.

The Plan is a defined contribution retirement savings plan, which covers substantially all regular full-time and part-time employees of Selective Insurance Company of America (the “Company”) who are paid on a United States payroll. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants direct the investment of all contributions, including the Company’s contributions, among a variety of available investment options. Eligible employees of the Company may begin participation upon commencement of employment. The Company is the Plan sponsor. T. Rowe Price Retirement Plan Services, Inc. (“T. Rowe Price”) provides the majority of the recordkeeping services for the Plan. The recordkeeping for the participant self-directed investments is provided by Pershing, LLC, a wholly owned subsidiary of The Bank of New York Mellon Corporation. The members of the Salary and Employee Benefits Committee of the Board of Directors of the Company are the Plan trustees.

(b)	Plan Participants Contributions

Participants may contribute 2% to 50% of their base pay and annual cash bonus to the plan on a pre-tax and/or after-tax basis, through payroll deductions, which, in the aggregate, may not exceed 50% of their annual base pay. Total pre-tax contributions may not exceed the Internal Revenue Service (“IRS”) limit of $15,500 for 2007. Participants age 50 or over may also make additional “catch-up” contributions to their accounts on a pre-tax basis of up to $5,000 for 2007. Highly compensated employees may have their contributions limited further at the discretion of the Plan’s administrator. Participants may also contribute amounts representing eligible rollover distributions from other qualified plans.

(c)	Company Contributions

For eligible employees hired on or before December 31, 2005, the Company makes matching contributions in an amount equal to 65 cents per dollar on the first 7% of the base pay contributed by a participant (the “regular matching contribution”).

To replace participation in the Company’s defined benefit pension plan, the Retirement Income Plan for Selective Insurance Company of America, eligible employees hired after December 31, 2005 receive, following one year of service, a Company match, dollar for dollar, of the employee’s contribution up to 2% of the employee’s base pay and a non-elective contribution to the Plan equal to 2% of the employee’s base pay effective with the first pay period following one year of service. These enhanced benefits are in addition to the regular matching contribution.

The Company does not match participants’ catch-up contributions or participant contributions made from annual cash incentive pay. Company matching and non-elective contributions are invested at the direction of the participant.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
(d)	Administrative Expenses

Expenses incurred by the Plan may be paid directly by the Company or through the use of the forfeitures.

(e)	Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the appropriate amount of the Company’s contributions and investment income (or loss) arising out of the vehicles in which the participant’s account were invested, net of fund expenses.

(f)	Vesting

Participants’ contributions and earnings or losses thereon are fully vested at all times. Company contributions and earnings or losses thereon vest in accordance with the following schedules:

Matching Contributions:

Years of Vesting Service	Vesting Percentage
Less than two	0%
Two but less than three	20
Three but less than four	40
Four but less than five	60
Five but less than six	80
Six or more	100
Non-elective Contributions:

Years of Vesting Service	Vesting Percentage
Less than three	0%
Three or more	100
A participant’s Company contribution account balance becomes 100% vested in the case of death, total and permanent disability, or at age 65, if the employee is still in service at the time.
(g)	Forfeited Accounts

Forfeited balances were $269,088 at December 31, 2007 and $310,098 at December 31, 2006. In 2007, forfeited amounts of $261,577 were used to reduce the Company’s contributions. All forfeited amounts are used to reduce the Company contributions made and/or pay administrative expenses of the Plan.

(h)	Withdrawals

During employment, a participant may make withdrawals of all or certain portions of his or her vested account balance subject to certain restrictions as set forth in the Plan document. Certain withdrawals, such as hardship withdrawals, preclude the participant from making further contributions or withdrawals under the Plan for a period of time.

(i)	Benefit Payments

The benefit to which a participant is entitled is provided from the vested portion of a participant’s account. Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant may request a lump-sum payment or may elect to defer distribution until age 65, as set forth in the Plan. Upon a participant’s death, the entire vested account balance is distributed to the participant’s beneficiary in the form of a lump-sum payment.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
(j)	Participant Loans

Participants may borrow, from their before-tax account or rollover account, a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000, reduced in certain circumstances for participants with prior loans, or (ii) 50% of their vested account balance. Loans used to purchase a primary residence can be repaid over fifteen years. Loans for all other purposes must be repaid within five years. Principal and interest is repaid through bi-weekly payroll deductions. Interest is determined at the time of the loan at a rate equal to prime plus 1%.

In 2007 and 2006, the Company identified various operational errors related to the repayment of participant loans to the Plan that management does not believe are material. These errors were corrected in 2007 and in the first quarter of 2008.
(2)	Summary of Significant Accounting Policies
(a)	Adoption of Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value and establishes a framework for measuring fair value. FAS 157 applies to other pronouncements that require or permit fair value, however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the provisions of FAS 157 to have a material effect on the Plan’s financial statements.

On January 1, 2007, the Plan adopted FASB Interpretations (FIN) No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions will “more likely than not” be sustained by the applicable tax authority. The adoption of FIN 48 did not have an impact on the Plan’s financial statements.

The provisions of the Financial Accounting Standards Board Staff Position entitled, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) became effective for plan years ending after December 15, 2006. This FSP requires that investment contracts held by a defined contribution plan be reported at fair value. The Plan’s investment in the T. Rowe Price Stable Value common trust fund (the “Trust”) holds investment contracts that are deemed to be fully benefit-responsive as of December 31, 2007 and 2006. Although the FSP requires the Trust to be reported at fair value, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value of the common trust fund as well the amount necessary to adjust this fair value to contract value. The adoption of this FSP had no impact on the Plan’s net assets available for plan benefits as of December 31, 2007 or 2006. As permitted by the FSP, the Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

(b)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
(c)	Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Plan’s management to (i) make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein: and (ii) disclose contingent assets and liabilities. Actual results may differ from such estimates and assumptions.

(d)	Investment Valuation and Income Recognition

Investment options under the Plan include Selective Insurance Group, Inc. (“SIGI”) common stock, twenty mutual funds, one Trust and various other investments including stocks, certain mutual funds, bonds and CDs, available under the participant self-directed investment option of the Plan. Fair value of the common stock, mutual funds and the participant self-directed investments are based on quoted market prices.

The Trust is stated at fair value and adjusted to contract value as reported to the Plan by T. Rowe Price. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned.

(e)	Risk and Uncertainties

The Plan offers a number of investment options, including investment in SIGI’s common stock, mutual funds, a common trust fund and a variety of investments available under the participant self-directed investment option of the Plan. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in SIGI common stock and potentially the individual investments under the participant self-directed investment option of the Plan. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

The plan invests directly or indirectly in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(f)	Payment of Benefits

Benefits are recorded when paid.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
(3)	Investments

The following investments represent 5% or more of the Plan’s net assets:

	2007	2006
T. Rowe Price Mutual Funds:
Equity Income Fund 1,081,366 and 1,126,897 shares, respectively	$30,386,374	33,299,797
Mid-Cap Growth Fund 350,428 and 308,364 shares, respectively	20,209,128	16,556,051
Small-Cap Value Fund 538,118 and 546,170 shares, respectively	19,329,195	22,507,655
Growth Stock Fund 285,347 shares	9,604,772	*
New Income Fund 1,000,186 shares	*	8,921,655
International Stock Fund 467,734 shares	*	7,871,963

Other Mutual Funds:
Julius Baer Int’l Equity II 868,065 shares	14,930,715	*
Western Asset CR PL Bond, I 1,282,320 shares	13,066,833	*

T. Rowe Price Common Collective Trust Fund:
Stable Value Common Trust Fund 18,983,846 and 17,924,198 shares, respectively	19,096,715	17,771,845
*The investment was either not part of the Plan or was less than 5% of the Plan’s net assets available for Plan benefits in this year.
The Trust’s one-year total return was 4.47% for 2007. The thirty-day effective yield, also known as the crediting interest rate, was 4.57% at December 31, 2007 and 4.29% at December 31, 2006. Both the one-year total return and the thirty-day effective yield for 2007 and 2006 are net of the annual trustee fee of 0.45%. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or a unitholder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2007, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder’s interest in the Trust without the need to access investment contracts.
For 2007, the Plan’s net depreciation in fair value of investments (including investments bought and sold, as well as held during the year) is comprised of the following:

2007
Mutual Funds	$(1,365,283)
Selective Insurance Group, Inc. common stock	(1,024,548)
Participant self-directed investments	(3,351)

$(2,393,182)

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

(5)	Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated December 13, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During 2007, the Company discovered an operational failure affecting the Plan relating to the crediting of year-end employer matching contribution “true-up” payments to certain participants’ accounts during the Plan years ended 1997 through 2005. The Company has taken appropriate corrective measures pursuant to the IRS’s Employee Plans Compliance Resolution System (“EPCRS”), which has resulted in contributions by the Company to participants’ accounts in 2007 of approximately $0.5 million, and has sought IRS approval of the method of correction. In addition, during 2008, the Company discovered an operational failure arising from the misallocation of approximately $0.8 million of Company matching contributions, which occurred during Plan years 2002 through 2005. This misallocation impacted those employees participating in both the Plan and the Company’s Deferred Compensation Plan (“DCP”). The Company estimates that $0.5 million in investment earnings should be applied to this misallocation. The Company will make the necessary corrections pursuant to EPCRS as soon as administratively possible. An employer contribution receivable of $1,254,267 was recorded as of December 31, 2007 to reflect the correction of this operational failure, which includes a contribution of the aforementioned lost investment earnings. The Company will bear any fees, penalties, or expenses associated with these corrections.

(6)	Party-in-Interest Transactions

Certain investments of the Plan are shares of mutual funds and a common trust fund, which are administered by an affiliate of T. Rowe Price, the recordkeeper of the Plan, and T. Rowe Price Trust Company, Inc., the custodian of the Plan. These investments represent $119,896,305 or 74% of total net assets at December 31, 2007 and $119,371,483 or 81% of total assets at December 31, 2006. Certain Plan investments are shares of common stock issued by SIGI. The Company, a wholly-owned subsidiary of SIGI, is the Plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

Selective Insurance Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to IRS Form 5500:

	2007	2006
Net assets available for plan benefits per the financial statements	$162,870,472	146,770,334

Adjustment from fair market value for fully benefit-responsive investment contracts	112,869	(152,353)

Net assets per Form 5500	$162,983,341	146,617,981

The following is a reconciliation of investment income per the financial statements to Form 5500:

2007
Net investment income per the financial statements	$7,949,674

Adjustment from fair market value for fully benefit-responsive investment contracts:
2006	152,353
2007	112,869

Net investment income per Form 5500	$8,214,896

Selective Insurance Retirement Savings Plan
Schedule H, Line 4 (i) — Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of issuer	Description		Fair Value
*Selective Insurance Group, Inc. common stock	Common Stock;	178,493 shares	$4,103,543

*T. Rowe Price Stable Value Common Trust Fund	Common Trust Fund;	18,983,846 shares	19,096,715

*T. Rowe Price Mutual Funds
Equity Income Fund	Mutual Fund;	1,081,366 shares	30,386,374
Mid-Cap Growth Fund	Mutual Fund;	350,427 shares	20,209,128
Small-Cap Value Fund	Mutual Fund;	538,118 shares	19,329,195
Growth Stock Fund	Mutual Fund;	285,347 shares	9,604,772
Retirement 2030 Fund	Mutual Fund;	222,590 shares	4,240,337
Retirement 2020 Fund	Mutual Fund;	169,832 shares	3,012,819
Retirement 2015 Fund	Mutual Fund;	231,593 shares	2,929,648
Retirement 2025 Fund	Mutual Fund;	207,291shares	2,732,092
Retirement 2010 Fund	Mutual Fund;	139,949 shares	2,268,580
Real Estate Fund	Mutual Fund;	110,443 shares	2,118,295
Retirement 2035 Fund	Mutual Fund;	149,942 shares	2,025,716
Retirement 2005 Fund	Mutual Fund;	51,865 shares	611,488
Retirement 2040 Fund	Mutual Fund;	28,889 shares	554,675
Retirement 2045 Fund	Mutual Fund;	19,845 shares	252,626
Retirement Income Fund	Mutual Fund;	17,137 shares	227,917
Retirement 2050 Fund	Mutual Fund;	17,258 shares	180,860
Retirement 2055 Fund	Mutual Fund;	9,763 shares	102,312

Other Mutual Funds:
Julius Baer Int’l Equity II	Mutual Fund;	868,065 shares	14,930,715
Western Asset CR PL Bond, I	Mutual Fund;	1,282,319 shares	13,066,833
Vanguard Institutional Index Fund	Mutual Fund;	52,011 shares	6,976,798

			135,761,180

*Participant self-directed investments			118,570

			159,080,008

*Participant Loans Receivable	298 loans		2,568,598
	interest rates from 5% to 9.25% maturity through 2022

*Party-in-interest as defined by ERISA	Total		$161,648,606

See accompanying Report of Independent Registered Public Accounting Firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Advisory Committee of Selective Insurance Company of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
PLAN: Selective Insurance Retirement Savings Plan

PLAN ADMINISTRATOR:	Selective Insurance Company of America

Date: June 20, 2008	By: /s/ Victor N. Daley
Victor N. Daley
Chairman, Benefits Advisory Committee,
Selective Insurance Company of America

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm